Exhibit 18.1

November 20, 2017
Board of Directors
AXA Equitable Life Insurance Company
1290 Avenue of the Americas
New York, NY 10104

Dear Directors:
We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.
We have been provided a copy of AXA Equitable Life Insurance Company’s (the “Company”) Quarterly Report on Form 10-Q for the period ended September 30, 2017. Note 2 therein describes a change in accounting principle for no lapse guarantee features related to guaranteed minimum income benefit riders from an insurance accounting model described in ASC 944 to a fair value method descried in ASC 815. It should be understood that the preferability of one acceptable method of accounting over another for no lapse guarantee features related to guaranteed minimum income benefit riders has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.
We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2016. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.
Very truly yours,
/s/ PricewaterhouseCoopers LLP
New York, New York